UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒                Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐                 No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐                 No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Issuance of US$400 million Aggregate Principal Amount of Senior Secured Notes.

Overview

On August 10, 2017 (the “Issue Date”), Atento Luxco 1 S.A. (“Atento Luxco 1” or the “Issuer”), a wholly-owned subsidiary of Atento S.A. (the “Registrant” or “Atento”), closed an offering of US$400 million aggregate principal amount of 6.125% Senior Secured Notes due 2022 (the “Notes”) in a private placement transaction (the “Offering”).

The Notes and related guarantees were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Act”), or outside the United States, to persons outside the United States in compliance with Regulation S under the Act. The Notes and related guarantees have not been and will not be registered under the Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act.

The Notes were issued under an Indenture (the “Indenture”), among Atento Luxco 1, the guarantors from time to time party thereto, Wilmington Trust, National Association, as trustee (the “Trustee”), and Wilmington Trust (London) Limited, in its capacity as security agent under an intercreditor agreement, as collateral agent (the “Collateral Agent”).

Atento intends to use the net proceeds from the Offering, together with cash on hand, to redeem all of the Issuer’s outstanding 7.375% Senior Secured Notes due 2020 and all of the existing debentures due 2019 of its subsidiary Atento Brasil.

The following is a brief description of the terms of the Notes and the Indenture.

Maturity and Interest Payment Dates

Interest is payable on the Notes on February 10 and August 10 of each year, beginning on February 10, 2018, until their maturity date of August 10, 2022.

Ranking

The Indenture and the Notes provide, among other things, that the Notes are senior secured obligations of the Issuer and the Guarantors and will: (i) rank equally in right of payment to any of the Issuer’s and the Guarantors’ existing and future senior indebtedness; (ii) rank senior in right of payment to all of the Issuer’s and the Guarantors’ future senior subordinated indebtedness; (iii) be effectively junior in right of payment to all of the Issuer’s and the Guarantors’ existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and (iv) be structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of the Issuer’s non-guarantor subsidiaries.

Guarantees

The Notes are guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries on a joint and several basis.

Security

The Notes and the guarantees will be secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of: (i) the Issuer, on the Issue Date; and (ii) each of the Guarantors, within 120 days following the Issue Date.

Covenants

The terms of the Indenture, among other things, limit, in certain circumstances, the ability of the Issuer and its restricted subsidiaries to: (i) incur certain additional indebtedness; (ii) make certain dividends, distributions, investments and other restricted payments; (iii) sell the property or assets of the Issuer or any of its restricted subsidiaries to another person; (iv) incur additional liens; (v) guarantee additional debt; and (vi) enter into transactions with affiliates.

Optional Redemption

At any time prior to August 10, 2019, the Issuer may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of such Notes redeemed plus a make-whole premium and accrued and unpaid interest, if any, up to, but excluding, the redemption date. The Issuer may also redeem some or all of the Notes on or after August 10, 2019, at a redemption price equal to:
 (i) 103.063% of the principal amount thereof, if redeemed during the twelve-month period beginning on August 10, 2019; (ii) 101.531% of the principal amount thereof, if redeemed during the twelve-month period beginning on August 10, 2020; and (iii) 100% of the principal amount thereof, if redeemed on or after August 10, 2021, in each case plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. In addition, prior to August 10, 2019, the Issuer may redeem up to 40% of the Notes from the net cash proceeds of certain equity offerings at a redemption price equal to 106.125% of the principal amount of such Notes redeemed plus accrued and unpaid interest, if any, up to, but excluding, the redemption date, subject to certain conditions. If the Issuer experiences certain changes of control specified in the Indenture, it must offer to purchase the Notes, in cash, at a redemption price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. In addition, certain asset dispositions of the Issuer will be triggering events which may require the Issuer to use excess proceeds from those asset dispositions to make an offer to purchase the Notes at 100% of the principal amount thereof plus accrued and unpaid interest, if any, up to, but excluding, the redemption date.

Events of Default

The Indenture also provides for customary events of default. Generally, if any event of default occurs and is not cured within the time periods specified therein, the Trustee or the holders of at least 30% of the principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

The description of the Indenture is qualified in its entirety by the terms of such agreement, which is incorporated herein by reference and attached to this report as Exhibit 4.1.

Press Release

On August 10, 2017, Atento issued a press release announcing the closing of the Offering, the text of which is set forth as Exhibit 99.1.

Entry into Super Senior Revolving Credit Facility.

On August 8, 2017, the Issuer entered into a new a super senior revolving credit facility (the “Super Senior Revolving Credit Facility”) which will provide for aggregate borrowings of up to $50 million and will mature four and a half years following the Issue Date. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months (or 21 or 91 days in the case of the Mexican Peso loans) (or any other term agreed with the agent under the Super Senior Revolving Credit Facility acting on the instructions of (i) the majority lenders participating in the relevant loan for periods of less than six months, or (ii) all lenders participating in the relevant loan for periods greater than six months) or letters of credit or ancillary facilities.

The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The Issuer is required to pay a commitment fee, quarterly in arrears, on available but unused commitments under the Super Senior Revolving Credit Facility, at a rate of 35% of the applicable margin, and on the date on which the Super Senior Revolving Credit Facility is cancelled in full or on the date on which a lender cancels its commitment. Arrangement, agency and letter of credit fees are also payable pursuant to the agreement for the Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility Agreement”).

The Super Senior Revolving Credit Facility is guaranteed by each guarantor thereunder on a joint and several basis.

The Super Senior Revolving Credit Facility is secured by the same security interests as for the Notes.

Under the terms of an intercreditor agreement, in the event of the acceleration of the Super Senior Revolving Credit Facility or the Notes, amounts recovered in respect of the Notes from the enforcement of the collateral are required to be turned over to the Collateral Agent and, subject to the payment of fees and expenses, paid by the Collateral Agent to the lenders under the Super Senior Revolving Credit Facility and counterparties to certain hedging obligations, in each case in priority to the holders of the Notes.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters.

The description of the Super Senior Revolving Credit Facility Agreement is qualified in its entirety by the terms of such agreement, which is incorporated herein by reference and attached to this report as Exhibit 4.2.

Exhibits.

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A. (Registrant)

By:	/s/ Mauricio Montilha
Name: Mauricio Montilha Title: Chief Financial Officer

Date: August 15, 2017

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 4.1

Indenture, dated as of August 10, 2017, among Atento Luxco 1 S.A., the guarantors from time to time party thereto, Wilmington Trust, National Association, as trustee, and Wilmington Trust (London) Limited, in its capacity as security agent under the intercreditor agreement, as collateral agent.

Exhibit 4.2

Super Senior Revolving Credit Facility, dated as of August 8, 2017, among Atento Luxco 1 S.A., the guarantors party thereto, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc., as arrangers, Banco Bilbao Vizcaya Argentaria, S.A., as agent, and Wilmington Trust (London) Limited, as security agent.

Exhibit 99.1	Press Release, dated August 10, 2017.